SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              --------------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                            (Amendment No. _________)

                          UNITED INVESTORS REALTY TRUST
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910741107
--------------------------------------------------------------------------------
                                 (CUSIP Number)

              David Glatstein, President & Chief Executive Officer
                         c/o Southwest Securities, Inc.
                                Renaissance Tower
                              1201 Elm, Suite 3500
                              Dallas, TX 75270-2180
                                 (214) 658-1055
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 8, 2000
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|

      Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 13 Pages)

CUSIP No. 910741107                   13D                     Page 2 of 13 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Southwest Securities, Inc.
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)      |X|
                                                              (B)      |_|

         -----------------------------------------------------------------------

3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS
                  OO
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    |_|

         -----------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Delaware
         -----------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER         338,500
                                            ------------------------------------
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER
                                              ----------------------------------
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER    338,500
                                                 -------------------------------
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER
                                                   -----------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  338,500
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                             |_|

         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  3.8%
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
                  BD
         -----------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107                   13D                     Page 3 of 13 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  David Glatstein
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)      |X|
                                                              (B)      |_|
         -----------------------------------------------------------------------

3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
                  OO
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    |_|

         -----------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen
         -----------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER                  4,000
                                            ------------------------------------
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER
                                              ----------------------------------
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER             4,000
                                                 -------------------------------
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER
                                                   -----------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  4,000
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                             |_|

         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  **
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
                  IN
         -----------------------------------------------------------------------

** less than 1%

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107                   13D                     Page 4 of 13 Pages

1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Jerome N. Glatstein Trust
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)      |X|
                                                              (B)      |_|

         -----------------------------------------------------------------------

3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
                  OO
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    |_|

         -----------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
         United States Citizen
         -----------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER                  1,500
                                            ------------------------------------
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER
                                              ----------------------------------
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER             1,500
                                                 -------------------------------
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER
                                                   -----------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  1,500
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                             |_|

         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  **
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
                  OO
         -----------------------------------------------------------------------

** less than 1%

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107                   13D                     Page 5 of 13 Pages
1.       NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                  Fiduciary Financial Services of the Southwest, Inc.
         -----------------------------------------------------------------------

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (A)      |X|
                                                              (B)      |_|

3.       SEC USE ONLY
         -----------------------------------------------------------------------

4.       SOURCE OF FUNDS*
                  OO
         -----------------------------------------------------------------------

5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
         IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                    |_|

         -----------------------------------------------------------------------

6.       CITIZENSHIP OR PLACE OF ORGANIZATION
                  Texas
         -----------------------------------------------------------------------

NUMBER OF         7.       SOLE VOTING POWER         183,954
                                            ------------------------------------
SHARES
BENEFICIALLY      8.       SHARED VOTING POWER       - 0 -
                                              ----------------------------------
OWNED BY
EACH              9.       SOLE DISPOSITIVE POWER    183,954
                                                 -------------------------------
REPORTING
PERSON WITH       10.      SHARED DISPOSITIVE POWER  - 0 -
                                                   -----------------------------

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  183,954
         -----------------------------------------------------------------------

12.      CHECK BOX IF THE AGGREGATE AMOUNT IN
         ROW (11) EXCLUDES CERTAIN SHARES*                             |_|

         -----------------------------------------------------------------------

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  2.0%
         -----------------------------------------------------------------------

14.      TYPE OF REPORTING PERSON*
                  IA
         -----------------------------------------------------------------------

*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 910741107                   13D                     Page 6 of 13 Pages

      The Common Shares (as defined in Item 1 below) of United Investors Realty Trust, a Real Estate Investment Trust formed under the laws of Texas (the "Issuer") were registered under Section 12 of the Securities Act of 1933, as amended, on March 6, 1998. On August 8, 2000, a group consisting of Southwest Securities, Inc., a Delaware corporation ("Southwest"), David Glatstein ("Mr. Glatstein"), Jerome N. Glatstein Trust (the "Trust") and Fiduciary Financial Services of the Southwest, Inc., a Texas corporation ("FFSS")(the "Group") was formed for the purposes set forth in this Schedule 13D. Upon the formation, the Group and each member of the Group could be considered to be the beneficial owner of more than five percent of the Common Shares of the Issuer (as more fully described herein). In connection with the formation of the Group, this report on Schedule 13D is being filed.

Item 1. Security and Issuer.

      This statement relates to the common shares, no par value per share of the Issuer (the "Common Shares"). The Declaration of Trust of the Issuer authorizes the issuance of 500,000,000 Common Shares. The beneficial ownership of the Group in this Schedule 13D is based upon 8,979,392 Common Shares being issued and outstanding on May 11, 2000 as reported in the Issuer's quarterly report filed on May 12, 2000 with the Securities and Exchange Commission on Form 10-Q for the quarter ended March 31, 2000. The principal executive offices of the Issuer are located at 5847 San Felipe, Suite 850, Houston, Texas 77057.

Item 2. Identity and Background.

      This Statement is being filed by the Group, Southwest, Mr. Glatstein, the Trust and FFSS.

      The Group consists of Southwest, Mr. Glatstein, the Trust and FFSS. The Group was formed on August 8, 2000.

      Southwest is a Delaware corporation. Its principal business is that of a Securities Broker Dealer. The address of its principal business and its principal office is Southwest Securities, Inc., Renaissance Tower, 1201 Elm, Suite 3500, Dallas, TX 75270-2180.

      Mr. Glatstein, a United States citizen, has his business address at Southwest Securities, Inc., Renaissance Tower, 1201 Elm, Suite 3500, Dallas, Texas 75270. His present principal occupation is President and Chief Executive Officer of Southwest.

      The Trust, a family trust, was organized under the laws of the state of Texas. Mr. Glatstein is the sole trustee of the Trust.

      FFSS is a Texas corporation. Its principal business is being an SEC registered Investment Adviser. The address of its principal business and its principal office is 12222 Merit Drive, Suite 920, Dallas, Texas 75251. As a registered investment adviser with full written discretionary investment power to buy or sell any Common Shares for its clients without prior approval, FFSS qualifies as a beneficial owner of such Common Shares.

CUSIP No. 910741107                   13D                     Page 7 of 13 Pages

      The directors and executive officers of Southwest and FFSS are set forth on Schedules I and II, respectively attached hereto. Schedules I and II set forth the following information with respect to each such person.

      (i) name;

      (ii) business address (or residence address where indicated);

      (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

      (iv) citizenship.

      During the last five years, neither Southwest, Mr. Glatstein, the Trust, FFSS, nor those individuals set forth on Schedules I or II attached hereto have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      Not material as to the Group or any member or members thereof.

Item 4. Purpose of Transaction.

      The Group has been formed in order to consider pursuing various alternative courses of action with respect to the management and operations of the Issuer with a view toward increasing shareholder values. The various actions which the Group is currently considering include calling for a special meeting of shareholders of the Issuer to consider the removal of all the existing Trust Managers of the Issuer and the election of a replacement Board of Trust Managers. The Group is also considering calling for a special meeting of shareholders of the Issuer to vote upon one or more amendments to the Bylaws of the Issuer which would require, among other things, that the Advisor of the Issuer be unaffiliated with the Issuer, and that the Advisor's compensation be tied to the earnings of the Issuer. In addition, Southwest is filing an action in Texas which, among other things, seeks to enjoin a proposed transaction concerning the sale of certain assets by the Issuer. The Group and its individual members may engage in any or all of the activities noted above, or none of the above.

Item 5. Interest in Securities of the Issuer.

      (a) The Group. The Group is the beneficial owner of 527,954 Common Shares which constitutes approximately 5.9% of the number of issued and outstanding Common Shares. The Group has the sole power to vote and sole power to dispose of these Common Shares.

      (b) Southwest. (i) Southwest is the beneficial owner of 338,500 Common Shares, which constitutes approximately 3.8% of the number of issued and outstanding Common Shares.

CUSIP No. 910741107                   13D                     Page 8 of 13 Pages

Southwest has the sole power to vote and sole power to dispose of these Common Shares. By virtue of Southwest's membership in the Group, Southwest may be deemed to be the beneficial owner of an additional 189,454 Common Shares. Southwest disclaims beneficial ownership of these additional Common Shares.

      (ii) during the last 60 days Southwest has engaged in the following open market transactions:

      Transaction   Quantity   Trade Date   Settlement Date   Price

      Purchase       5,000     7/6/00       7/11/00           $5.75
      Purchase       1,000     7/7/00       7/12/00           $5.72
      Purchase      15,000     7/11/00      7/14/00           $5.70
      Purchase       3,800     7/12/00      7/17/00           $5.70
      Purchase      13,000     7/13/00      7/18/00           $5.70
      Purchase      32,500     7/14/00      7/19/00           $5.6875

      (c) Mr. Glatstein. (i) Mr. Glatstein is the beneficial owner of 4,000 Common Shares, which constitutes less than 1% of the number of issued and outstanding Common Shares. He has the sole power to vote and sole power to dispose of these Common Shares. By virtue of Mr. Glatstein's membership in the Group, Mr. Glatstein may be deemed to be the beneficial owner of an additional 523,954 Common Shares. Mr. Glatstein disclaims beneficial ownership of these additional Common Shares.

      (ii) during the last 60 days Mr. Glatstein, through his profit sharing account, has engaged in the following open market transactions:

      Transaction   Quantity   Trade Date   Settlement Date   Price

      Purchase       1,000     7/17/00      7/22/00           $5.65495

      (d) Jerome N. Glatstein Trust. Jerome N. Glatstein Trust is the beneficial owner of 1,500 Common Shares, which constitute less than 1% of the number of issued and outstanding Common Shares. By virtue of the Trust's membership in the Group, the Trust may be deemed to be the beneficial owner of an additional 526,454 Common Shares. The Trust disclaims beneficial ownership of these additional Common Shares.

      (e) FFSS. FFSS is a registered investment adviser with full written discretionary power to buy or sell any Common Shares owned by its clients without their approval or subsequent ratification, and as such qualifies as the beneficial owner of 183,954 Common Shares, which is approximately 2.0% of the number of issued and outstanding Common Shares. FFSS has the sole power to vote and sole power to dispose of such Common Shares. By virtue of FFSS's membership in the Group, FFSS may be deemed to be the beneficial owner of an additional 344,000 Common Shares. FFSS disclaims beneficial ownership of these additional Common Shares.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer.

      Not applicable as to the Group or any member or members thereof.

Item 7. Material to be filed as Exhibits.

      Exhibit 1: Joint Filing Agreement

CUSIP No. 910741107                   13D                     Page 9 of 13 Pages

                                   SIGNATURES

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 14, 2000

                                        Southwest Securities, Inc.

                                        By: /s/ David Glatstein
                                           -------------------------------------
                                              David Glatstein, President and CEO

                                            /s/ David Glatstein
                                        ----------------------------------------
                                              David Glatstein, Individually


                                        Jerome N. Glatstein Trust

                                        By: /s/ David Glatstein
                                           -------------------------------------
                                              David Glatstein, Trustee


                                        Fiduciary Financial Services
                                              of the Southwest, Inc.

                                        By: /s/ Paul H. Welch
                                           -------------------------------------
                                              Paul H. Welch, President

CUSIP No. 910741107                   13D                    Page 10 of 13 Pages

                                 Exhibit Index

Exhibit No.                                               Description

1                                                         Joint Filing Agreement

CUSIP No. 910741107                   13D                    Page 11 of 13 Pages

                                   Schedule I

      The name and present principal occupation of each of the executive officers and directors of Southwest are set forth below. Each person identified below is a United States citizen, and their principal business address is Southwest Securities, Inc., 1201 Elm Street, Suite 3500, Dallas, Texas 75270-2180. Southwest is a registered Broker-Dealer.

      Name                    Present Principal Occupation or Employment
      ----                    ------------------------------------------

      David Glatstein         President, C.E.O.
                              and Chairman of the
                              Board of Directors

      William D. Felder       Executive Vice President and
                              Director

      Kenneth R. Hanks        Executive Vice President and
                              Director

      Stacy Hodges            Chief Financial Officer and
                              Director

      Daniel Leland           Executive Vice President

      Richard H. Litton       Executive Vice President

      W. Norman Thompson      Executive Vice President

      Paul D. Vinton          Executive Vice President

      Larrie Weil             Executive Vice President

CUSIP No. 910741107                   13D                    Page 12 of 13 Pages

                                   Schedule II

      The name and present principal occupation of each of the executive officers and directors of FFSS are set forth below. Each person identified below is a United States citizen, and their principal business address is Fiduciary Financial Services of the Southwest, Inc., 12222 Merit Drive, Suite 920, Dallas, Texas 75251. FFSS is a registered Investment Adviser.

      Name                    Present Principal Occupation or Employment
      ----                    ------------------------------------------

      Paul H. Welch           President, C.E.O.
                              and Chairman of the
                              Board of Directors

      Donald W. McCoy         Vice President and
                              Director

      Sondra J. Wilson        Senior Vice President,
                              C.O.O. and Director

      Kathy S. Boobar         Vice President and
                              Director

CUSIP No. 910741107                   13D                    Page 13 of 13 Pages

                                   Exhibit 1
                             Joint Filing Agreement

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of the Schedule 13D (and further amendment filed by them) with respect to the Common Shares (as defined in the Schedule 13D).

                                        Southwest Securities, Inc.

                                        By: /s/ David Glatstein
                                           -------------------------------------
                                              David Glatstein, President and CEO

                                            /s/ David Glatstein
                                        ----------------------------------------
                                              David Glatstein, Individually


                                        Jerome N. Glatstein Trust

                                        By: /s/ David Glatstein
                                           -------------------------------------
                                              David Glatstein, Trustee


                                        Fiduciary Financial Services
                                              of the Southwest, Inc.

                                        By: /s/ Paul H. Welch
                                           -------------------------------------
                                              Paul H. Welch, President

Dated: August 14, 2000